As filed with the United States Securities and Exchange Commission on October 15, 2018	333-192888

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1 TO

FORM F-6
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS

Continental AG

(Exact name of issuer of deposited securities as specified in its charter)

N.A.
(Translation of issuer’s name into English)

GERMANY

(Jurisdiction of incorporation or organization of issuer)

DEUTSCHE BANK TRUST COMPANY AMERICAS
(Exact name of depositary as specified in its charter)

60 Wall Street
New York, New York 10005
(212) 250-9100

(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

Anna-Maria Fischer

Treasurer

Continental Tire the Americas, LLC

1830 MacMillan Park Drive

Ft. Mill, SC 29707

(704) 583-4880

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Deutsche Bank Trust Company Americas

60 Wall Street
New York, New York 10005
(212) 250-9100

It is proposed that this filing become effective under Rule 466

☐ immediately upon filing          ☐ on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one-tenth (1/10) of one (1) deposited ordinary share of Continental AG	n/a	n/a	n/a	n/a

*       Each unit represents one American Depositary Share.

**     Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of receipts evidencing American Depositary Shares.

Pursuant to Rule 429 of the Securities Act of 1933, as amended, the Prospectus contained herein also relates to the American Depositary Shares registered under Form F-6 Registration Statement No. 333-107704. This Registration Statement constitutes Post-Effective Amendment No. 2 to Registration No. 333-107704.

This Post-Effective Amendment No. 1 to Registration Statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form F-6 (Registration No., 333-192888), is being filed to (i) effect a ratio change for each American Depositary Share so that the new ratio shall be one (1) American Depositary Share to one-tenth (1/10) of one (1) ordinary share of Continental AG and (ii) make certain changes to the previously filed Amended and Restated Deposit Agreement. Further, pursuant to Rule 429 of the Securities Act of 1933, as amended, the Prospectus contained herein also relates to and constitutes Post-Effective Amendment No. 2 to the Registration Statement on Form F-6 (Registration No., 333-107704), and likewise makes the same changes to Registration Statement No. 333-107704.

PART I
INFORMATION REQUIRED IN PROSPECTUS

PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt, included as Exhibit A to Amendment No. 1 to the Amended and Restated Deposit Agreement filed as Exhibit (a)(2) to this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 and incorporated herein by reference.

Item 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED

CROSS REFERENCE SHEET

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of depositary and address of its principal executive office		Face of Receipt, Introductory Paragraph
2.	Title of Receipts and identity of deposited securities		Face of Receipt, Top right
Terms of Deposit:
	(i)	The amount of deposited securities represented by one American Depositary Share	Face of Receipt, Upper right corner
	(ii)	The procedure for voting, if any, the deposited securities	Reverse, Paragraphs (14) and (15)
	(iii)	The collection and distribution of dividends	Reverse, Paragraph (13)
	(iv)	The transmission of notices, reports and proxy soliciting material	Face, Paragraph (12)
	(v)	The sale or exercise of rights	Reverse, Paragraph (13)
	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Reverse, Paragraphs (13) and (16)
	(vii)	Amendment, extension or termination of the deposit arrangements	Reverse, Paragraphs (20) and (21)
	(viii)	Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Face, Paragraph (12)
	(ix)	Restrictions upon the right to transfer or withdraw the underlying securities	Face, Paragraphs (1), (2) and (3)
	(x)	Limitation upon the liability of the depositary	Reverse, Paragraphs (17) and (18)
3.	Fees and charges which may be imposed directly or indirectly against holders of Receipts		Face, Paragraphs (3), (4), (6) and (9)
Item 2.		AVAILABLE INFORMATION	Face, Paragraph (12)

(a) As set forth in Paragraph (12) of the Form of Receipt constituting the prospectus included herein, Continental AG publishes information in English required to maintain the exemption from registration under Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Securities Exchange Act of 1934") on its Internet Web site (www.continental-corporation.com) or through an electronic information delivery system generally available to the public in its primary trading market.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.	EXHIBITS

(a)(1)	Form of Amended and Restated Deposit Agreement among Continental AG, Deutsche Bank Trust Company Americas as Depositary, and all Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, including the form of American Depositary Receipt. – Previously filed as Exhibit (a) to Registration Statement No. 333-192888 and incorporated herein by reference.

(a)(2)	Form of Amendment No. 1 to the Amended and Restated Deposit Agreement, including the form of American Depositary Receipt. - Filed herewith as Exhibit (a)(2).

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. – Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the Company in effect at any time within the last three years. – Not Applicable.

(d)	Opinion of counsel to the Depositary as to the legality of the securities being registered. – Previously filed.

(e)	Certification under Rule 466. – Not Applicable.

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. – Not Applicable.

Item 4.	UNDERTAKINGS

(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt 30 days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Deutsche Bank Trust Company Americas, on behalf of the legal entity created by the Deposit Agreement, by and among Continental AG, Deutsche Bank Trust Company Americas, as depositary, and all Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on October 15, 2018.

Legal entity created by the Deposit Agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares, each representing a specified percentage of one Ordinary Share of Continental AG

Deutsche Bank Trust Company Americas, solely in its capacity as Depositary

By:	/s/ Michael Curran
	Name:	Michael Curran
	Title:	Vice President

By:	/s/ Michael Fitzpatrick
	Name:	Michael Fitzpatrick
	Title:	Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Continental AG certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized on October 15, 2018.

Continental AG

By:	/s/ Dr. Elmar Degenhart
Name:	Dr. Elmar Degenhart
Title:	Chairman of the Executive Board and CEO

By:	/s/ Wolfgang Schäfer
Name:	Wolfgang Schäfer
Title:	Member of the Executive Board and CFO

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 has been signed by the following persons in the capacities indicated on October 15, 2018.

SIGNATURES

Signature	Title
/s/ Dr. Elmar Degenhart	Chairman of the Executive Board and CEO (Principal Executive Officer)
Dr. Elmar Degenhart

/s/ Wolfgang Schäfer	Member of the Executive Board and CFO (Principal Accounting Officer and Financial Officer)
Wolfgang Schäfer
Member of the Executive Board
José A. Avila

/s/ Hans-Jürgen Duensing	Member of the Executive Board
Hans-Jürgen Duensing

Member of the Executive Board
Frank Jourdan

Member of the Executive Board
Helmut Matschi

/s/ Dr. Ariane Reinhart	Member of the Executive Board
Dr. Ariane Reinhart

/s/ Nikolai Setzer	Member of the Executive Board
Nikolai Setzer

/s/ Anna-Maria Fischer	Treasurer North America (Authorized Representative in the United States)
Anna-Maria Fischer

INDEX TO EXHIBITS

Exhibit Number
(a)(2) Form of Amendment No. 1 to Amended and Restated Deposit Agreement